Special Meeting of Shareholders, March 7, 2001

A Special Meeting of Shareholders of the Barrett Growth Fund (the "Fund"), a series of The Barrett Funds (the "Trust"), was held on March 7, 2001 at the offices of Barrett Associates, Inc. (the "Adviser"). As of January 23, 2001, the record date, outstanding shares of the Fund were 1,589,571.477. Holders of 842,032.098 shares of the Fund were present at the meeting in person or by proxy, being the holders of a majority of the outstanding shares of the Fund and thus constituting a quorum. The purpose of the meeting was to consider and act upon the following proposals:

1)   To elect a Board of Trustees of the Trust. The Trustees elected were Robert
     E. Harvey, Robert T. Hoffman, Ronald E. Kfoury and Edward M. Mazze, Ph.D.
2) To approve a new Investment Management Agreement for the Fund, between the Trust and the Adviser.

The tabulation of the shareholder vote rendered the following results:

---------------- --------------- -------------- ---------------------- --------------------------------
                        For          Against        Withhold/Abstain       Broker Shares Not Voted
---------------- --------------- -------------- ---------------------- --------------------------------
    Proposal 1.     842,032.098       0.000              0.000                      0.000
---------------------------------------------- ---------------------- --------------------------------
    Proposal 2.     842,032.098       0.000              0.000                      0.000
---------------- --------------- -------------- ---------------------- --------------------------------